SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2007	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                         .
Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

By:	/s/ Martine Turcotte
	Name:	Martine Turcotte
	Title:	Chief Legal Officer

Date: November 2, 2007

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1     Name and Address of Company
BCE Inc. (“BCE”)
1000 de la Gauchetière West, suite 3700
Montréal, Québec
H3B 4Y7
Item 2     Date of Material Change
October 31, 2007
Item 3     News Release
A press release was disseminated by CNW Telbec on October 31, 2007 from Montréal, Québec.
Item 4     Summary of Material Change
BCE has completed the previously announced sale of Telesat Canada.
Item 5     Full Description of Material Change
5.1     Full Description of Material Change
On October 31, 2007, BCE announced that it had completed the previously announced sale of its satellite services subsidiary Telesat Canada to a new acquisition company formed by Canada’s Public Sector Pension Investment Board (PSP Investments) and Loral Space and Communications Inc.

Net of assumed debt and transaction expenses, BCE received proceeds of $3.2 billion from the all-cash transaction.

The sale of Telesat Canada was completed as part of BCE’s strategy to focus on its core telecommunications business and sell non-core assets.

In conjunction with the sale, Telesat Canada and Bell ExpressVu Limited Partnership (“Bell ExpressVu”), the BCE Group entity through which BCE provides direct to home satellite television services, entered into commercial arrangements to provide Bell ExpressVu with access to additional satellite capacity.
As a result of these arrangements, BCE has not accounted for Telesat Canada as a discontinued operation in the preparation of its financial statements and has continued to consolidate its financial results until October 31, 2007.
5.2     Disclosure for Restructuring Transactions
N/A
Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7     Omitted Information
N/A
Item 8     Executive Officer
Martine Turcotte
Chief Legal Officer
(514) 786-3891
Item 9     Date of Report
November 5, 2007